UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April & May 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On April 13, 2007 Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on May 15, 2007 to all unitholders of record on April 30, 2007. The ex-distribution date for this payment is April 26, 2007. This will be the Trust’s 51st consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

On April 26, 2007 Vermilion Energy Trust reported that Verenex Energy Inc. (“Verenex” - VNX-TSX), a company in which Vermilion holds a 45.3% equity interest, has announced final flow test results on its first oil discovery well in Libya.

On May 4, 2007 Vermilion Energy Trust reported unaudited interim operating and financial results for the period ended March 31, 2007.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: May 4, 2007

Exhibit A

Press Release April 13, 2007
Vermilion Energy Trust Announces $0.17 Cash Distribution for May 15, 2007 Payment Date and
Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on May 15, 2007 to all unitholders of record on April 30, 2007. The ex-distribution date for this payment is April 26, 2007. This will be the Trust’s 51st consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.49084 to 1.49890. The increase will be effective on April 13, 2007. A “Notice of Retraction” must be received by Computershare by April 19, 2007 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on May 15, 2007.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	March 30, 2007
Opening Exchange Ratio	1.49084

Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$31.43852
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00806
Effective Date of the Increase in the Exchange Ratio	April 13, 2007
Exchange Ratio as of the Effective Date	1.49890

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

Press Release April 26, 2007
Vermilion Energy Trust
Verenex Energy Inc. Announces Final Flow Test Results at Its First Oil Discovery in Libya

Vermilion Energy Trust (“Vermilion” - VET.UN-TSX) is pleased to report that Verenex Energy Inc. (“Verenex” - VNX-TSX), a company in which Vermilion holds a 45.3% equity interest, has announced final flow test results on its first oil discovery well in Libya.

For a full copy of Verenex’ press release, please go to www.verenexenergy.com and see the news release dated April 25, 2007. The highlights of Verenex’ press release are as follows:

A1-47/02 Oil Discovery Flows 12,500 Barrels of Oil per Day

Verenex has completed extended flow testing and analysis at its first light sweet crude oil discovery well in Libya, A1-47/02 in Area 47 in the Ghadames Basin, which was announced by Verenex and the Libyan National Oil Corporation ("NOC") as an oil discovery on February 6, 2007. At the time of the announcement, only one flow test of 5,172 barrels of oil per day (gross) through a 48/64ths inch choke had been completed on the first perforated interval in the Lower Acacus Formation.

Extended flow tests and pressure build-up analyses were ultimately completed on three intervals in the Lower Acacus Formation. These tests yielded a combined maximum measured flow rate, as restricted by test equipment capability, of approximately 12,500 barrels of oil per day (gross) from 174 feet of perforations through choke sizes on particular intervals ranging from 40/64ths to 128/64ths inch. The well has been suspended as a potential future oil production well.

Verenex will be adding a second drilling rig to its program in the third quarter with plans to drill up to six total wells in 2007. Beyond 2007, Verenex foresees considerable opportunity to expand its exploration and appraisal drilling program with more than 45 prospects and leads identified to date in Area 47.

At the request of the NOC, rates were also measured through a smaller and more restrictive choke size of 32/64ths inch for their normalization purposes. These choke-restricted rates totalled 6,586 barrels of oil per day as summarized in the following table:

Depth at Top of Perforations (feet)	Perforated Interval (feet)	Restricted Choke Size (inches)	Oil Rate (bbls/day)	Gas Rate (mmcf/day)	Oil Gravity ( [o]API)
9,980	82	32/64ths	2,640	3.58	47
9,363	25	36/64ths1.	1,900	0.47	41
9,010	67	32/64ths	2,046	0.42	37
Notes: 1. No flow data available at 32/64ths inch choke size.

Verenex is a Canada-based, international oil and gas exploration and production company with a world-class exploration portfolio in the Ghadames Basin in Libya and the Bay of Biscay offshore France. Verenex is the operator and holds a 50% working interest in Area 47 in Libya. Under the EPSA terms for Area 47, Verenex would receive an initial production allocation (free of all taxes and royalties) of 6.85% in any commercial development scheme. A more complete description of the Area 47 contract terms is included in Verenex’s various filings on www.sedar.com.

Vermilion owns approximately 16.4 million of the outstanding shares of Verenex, representing an equity interest of approximately 45.3% of the firm. Based on the April 25, 2007 closing price for Verenex shares of $13.10, the nominal value of Vermilion’s equity share in Verenex is worth approximately $215 million, equivalent to $3.00 per Vermilion unit.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking operational information including production projections. These projections are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

For further information please contact:
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306
www.vermilionenergy.com

PRESS RELEASE
MAY 4, 2007
FIRST QUARTER RESULTS FOR THE PERIOD ENDED MARCH 31, 2007

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended March 31, 2007.

First Quarter Highlights:

Recorded production of 29,090 boe/d in the first quarter of 2007 an increase of 11% compared to 26,241 boe/d in the first quarter of 2006. Production volumes were 1% lower than fourth quarter 2006 production of 29,452 boe/d due primarily to production interruptions in France.

Generated funds from operations of $75.9 million ($1.06 per unit) in the first quarter of 2007, compared to $89.6 million ($1.27 per unit) in the fourth quarter of 2006. Higher income taxes in the first quarter account for most of the difference.

Distributed $0.51 per unit during the quarter, bringing cumulative distributions to $8.50 since 2003. Vermilion’s cash payout ratio in the first quarter was 44% before impact of the DRIP and the total implied payout ratio, including distributions (net of the DRIP), capital expenditures, and contributions to the reclamation fund was 87% of funds from operations.

Resumed production from operations in southern France that were temporarily suspended due to a tank failure at the Ambes loading facilities. Vermilion initiated a significant trucking program to transport crude volumes, and will continue with these alternate arrangements until the Ambes pipeline and loading facilities are returned to service.

Continued a successful tight gas drilling, workover and recompletion program in the Drayton Valley region in Alberta. This program, combined with additional coalbed methane tie-ins, increased Canadian production volumes by more than 1,300 boe/d compared to the fourth quarter of 2006.

Began recompletion work on two wells in the Wandoo Field offshore Australia. Operations were delayed in the first quarter by cyclones George, Jacob and Kara. While these cyclones necessitated the evacuation and shut down of the platform, no damages were incurred. Workover operations resumed near the end of the quarter and have since been completed. Final results from this program will be assessed during the second quarter as these wells and the field will be returned to full production capacity.

Secured a rig to begin drilling two to three wells at Harlingen and one well at DeBlesse in the Netherlands. Drilling is expected to commence late in the second quarter of 2007.

Signed a rig contract with a third party rig manager to drill the Aquitaine Maritime prospect offshore France. Began site preparation work and advanced negotiations with French authorities regarding a drilling permit. Pending receipt of regulatory and permit approvals, the well is scheduled to be drilled in the third quarter of 2007.

Announced that Verenex Energy Inc.’s first exploration well in Libya (A1-47/02) was a commercial discovery. Full test results, released on April 25, 2007, indicated a combined flow rate of 12,500 barrels of oil per day from three intervals in this well. Vermilion owns approximately 16.4 mm shares of Verenex, representing approximately 45% of the Company’s outstanding shares.

Maintained a strong financial position. Vermilion’s net debt at the end of the first quarter was approximately $346 million, equivalent to 1.1 times annualized first quarter cash flow.

Annual and Special Meeting Web-cast

As Vermilion’s Annual and Special meeting is being held today, May 4, 2007 at 10:00 a.m. MST at the Metropolitan Centre in the Ballroom, there will not be a first quarter conference call, however, the Annual and Special meeting will be web-casted and the first quarter results will be discussed. Please visit www.vermilionenergy.com/irhome.html and click on the Annual and Special Meeting link to join in the web-cast which will commence after the business portion of the meeting (approximately 10:30 a.m. MST).

HIGHLIGHTS
	Three Months Ended
	March 31,	December 31,
	2007	2006
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenue	$148,808	$155,722
Funds from operations	75,938	89,558
Per unit, basic [1]	1.06	1.27
Capital expenditures	39,754	37,425
Acquisitions	126	5,845
Net debt	345,743	354,809
Reclamation fund contributions and abandonment expenditures	836	8,027
Cash distributions per unit	0.51	0.51
Cash distributions total	33,207	32,961
Less DRIP	7,734	6,131
Cash distributions net	25,473	26,830
% of cash flow distributed gross	44%	37%
% of cash flow distributed net	34%	30%
Total net distributions, capex, reclamation fund contributions and abandonment expenditures	$66,063	$72,282
% cash flow	87%	81%
Trust units outstanding [1]
Basic	72,234,816	71,251,256
Diluted	75,892,000	74,925,989
Weighted average trust units outstanding [1]
Basic	71,682,973	70,520,196
Diluted	74,225,567	73,059,877
Unit trading
High	$35.18	$37.99
Low	$30.33	$29.56
Close	$31.60	$35.00
Operations
Production
Crude oil (bbls/d)	14,929	16,033
Natural gas liquids (bbls/d)	1,376	1,215
Natural gas (mcf/d)	76,715	73,221
Boe/d (6:1)	29,090	29,452
Average reference price
WTI ($US/bbl)	$58.27	$60.21
Brent ($US/bbl)	57.75	59.68
AECO ($CDN/mcf)	7.40	6.91
NIP 2006 Netherlands (Euro/GJ)	5.55	6.04
TAPIS Australia ($US/bbl)	63.23	61.69
Foreign exchange rate ($US/$CDN)	0.85	0.88
Foreign exchange rate (Euro/$CDN)	0.65	0.68
Average selling price
Crude oil ($CDN/bbl)	65.80	65.20
Natural gas liquids ($CDN/mcf)	54.38	55.28
Natural gas ($CDN/mcf)	7.77	7.92
Netbacks per boe (6:1)
Operations netback	38.40	36.92
Cash flow netback	29.01	33.06
Operating costs	$10.40	$10.52
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measurements, which may not be comparable to other companies.

OUTLOOK

A solid production increase in Canada during the first quarter helped mitigate much of the volume impact related to the Ambes terminal incident in southern France. Financially, Vermilion’s insurance coverage provided a cushion to the charges related to the Ambes tank failure. In addition to providing full coverage on clean-up charges, the insurance also provided an additional one million Euro towards incremental transportation charges required as a result of this incident. Accordingly, the increase in transportation charges in France for the first quarter was $2.58 per barrel, as compared to the previous quarter. Going forward, under the interim transportation arrangement, Vermilion expects overall transportation charges in France to increase to between $5.00 and $6.00 per barrel in 2007. Vermilion expects production in France to range between 9,000 and 9,500 boe/d over the balance of the year.

A longer term solution to Vermilion’s transportation issues in southern France will depend on a number of factors, including the findings of an expert panel reviewing the tank failure, the time required to fully inspect and refurbish the remaining storage vessels at the Ambes facility and the willingness of the terminal operator and regulatory authorities to resume operations at the facility. Vermilion anticipates that the interim trucking solution will remain in place for the balance of 2007 and into 2008.

Vermilion is pursuing an active drilling and workover program on its properties in the Paris Basin, which is unaffected by the transportation issues in the south. Vermilion believes this program will be able to offset some of the production shortfall experienced in the Aquitaine Basin. Two wells are scheduled for drilling in the Champotran/La Torche Field, the first of which commenced drilling on March 19th. These wells will be drilled and tested in the second quarter of 2007. Workover activity will focus on the Chaunoy Field in the Paris Basin.

Vermilion continues to advance its plans to drill the Aquitaine Maritime exploration prospect, scheduled for the third quarter of 2007. The first well will target the Orca Prospect, a structure with 32 square kilometers of closure having vertical relief of up to 500 metres. The Trust signed a contract with an offshore well manager and concluded a farm-in agreement with a third party to share a portion of the cost of this well. Pending receipt of all government regulatory and permit approvals, the well is scheduled for drilling in the third quarter of 2007. Vermilion will retain a direct 47.5% interest in the well and earn an additional notional 10% interest through its equity interest in Verenex Energy Inc. (“Verenex”, VNX - TSX).

In Canada, Vermilion’s Drayton Valley drilling and workover program continues to yield strong results. Since early in 2006, Vermilion has successfully drilled 10 infill wells, has participated in 20 partner operated wells and has recompleted 18 wells in this area. Two additional wells are scheduled to be drilled in 2007. The Trust continued to tie-in previously completed coalbed methane (CBM) wells, and plans to drill an additional 25-30 wells beginning in the second quarter of 2007. Accordingly, Canadian production volumes are expected to increase further over the balance of the year.

In the Netherlands, plans to drill three to four infill wells in 2007 at Harlingen and DeBlesse are moving forward, with the first well expected to commence drilling in the third quarter 2007. Engineering plans to optimize the Harlingen gas treatment facilities are also near completion with work scheduled for the third quarter of 2007.

In Australia, the Trust is reviewing the workovers on the Wandoo B5 and B9 wells which were both recently put back on production. The Trust expects that it will take a couple of months before production stabilizes and a fair assessment of the workovers can be realized. A short shutdown of the Wandoo B platform to complete the second phase of its surface facilities optimization, which will further increase the production capacity of the platform, is scheduled for late in the second quarter.

Vermillion's wholly owned subsidiary, Vermilion Oil & Gas Australia Pty Ltd. ("Vermilion Australia") holds a 60% operated interest in the Wandoo Field, offshore Australia. The other participant in the field, Wandoo Petroleum Pty Ltd. ("WPP"), which holds a 40% interest, intends to divest its interest in the Wandoo Field as part of a larger asset package. As a result of its ownership interest, Vermilion Australia has been offered the right to acquire WPP's 40% interest in the Wandoo Field through a Right of First Refusal ("ROFR").

Should Vermilion Australia exercise the ROFR, based on current production from the Wandoo Field, the transaction would increase Vermilion’s production by approximately 3,000 boe/d. Proved reserves associated with this production as of January 1, 2007 were 7.7 million barrels of oil and proved plus probable reserves were 10.1 million barrels of oil, based on the 2006 year-end reserve evaluation report prepared for Vermilion by GLJ Petroleum Consultants Ltd. ("GLJ").

Vermilion anticipates a small increase in its development capital program to approximately $165 million reflecting increased foreign exchange and nominal changes to its international spending.

Verenex announced final flow test results of 12,500 bbls/d on its first oil discovery well A1-47/02 on April 25, 2007. The Company is currently testing the B1-47/02 well which was completed at the end of March and is drilling a third well in the Ghadames Basin of Libya. Verenex anticipates drilling as many as six of the 45 prospects it has identified in Libya in 2007. While Vermilion does not consolidate any of the operating or financial results of Verenex into its figures, the value of Verenex’s program should be reflected in Vermilion’s stake in the company. Vermilion currently owns approximately 16.4 million share of Verenex with an estimated market value of more than $200 million.

Vermilion’s rich portfolio of properties and assets, combined with the potential high impact exposure provided to unitholders through Verenex and the Aquitaine Maritime project, should continue to remain attractive to investors. Management remains focused on delivering positive returns to its investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated May 3, 2007 of Vermilion’s operating and financial results for the quarter ended March 31, 2007 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and the Trust’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes, as contained in the Trust’s 2006 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow, cash flow per unit and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have standardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement as “funds from operations” and is reconciled to net earnings.

	Three Months Ended
(000’s)	March 31, 2007	March 31, 2006
Funds from operations	$75,938	$82,652
Changes in non-cash operating working capital	14,134	22,116
Asset retirement costs incurred	(836)	(361)
Cash from operations	$89,236	$104,407

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of 13 wells (9.5 net) resulting in 4 gas wells (2.1 net), 2 oil wells (2.0 net) and 7 standing wells (5.4 net) awaiting further evaluation and tie-in. The total wells include 3 CBM and shallow gas wells (3.0 net) which continue to achieve a 100% success rate. Workovers continue to target existing zones including the Rock Creek, Ellerslie and Glauconite formations, and Vermilion has also had some successful recompletions in the Cardium formation.

France

In mid-January, Vermilion announced the failure of one of its storage tanks at a partner operated storage and loading facility at Ambes, near Bordeaux. Regulatory authorities proceeded to shut down the facility and the Ambes pipeline, which carried approximately 5,000 b/d of Vermilion’s production to this shipping terminal. Site clean-up efforts have been ongoing and should be completed in the second quarter. Inspection of the failed tank as well as other storage reservoirs, mandated by French authorities, will continue over the balance of 2007. Vermilion proceeded to launch a well-orchestrated trucking program to ensure the continued production of crude oil from these operations. Trucking of crude oil has been limited to five days per week, restricting the absolute flow of oil from these properties. Despite the challenges associated with trucking these volumes, Vermilion has managed to increase its trucked volumes to between 80% and 85% of full capacity. Vermilion is expanding both the loading and off-loading capacity of these facilities and plans to truck oil for six days a week going forward. Some curtailment of trucking activities is anticipated during July and August in response to increased motorist activity during this vacation period.

Two wells are being drilled in the Champotran/La Torche Field in the Paris Basin with results anticipated by the end of the second quarter. Well workover activity will be focused on the Chaunoy field in the Paris basin.

Netherlands

Vermilion secured a drilling contractor and has begun preparing a lease for drilling in the third quarter of 2007. Two to three tight chalk wells will be drilled at Harlingen, while a stepout well is planned at DeBlesse targeting a larger reservoir.

Australia

Australian operations focused on the recompletion of the Wandoo B-9 and B-5 wells. The B-9 workover was interrupted three times as cyclones bore down on the Wandoo platform, requiring evacuation and shut-down of the platform in each case. The well work has been completed and testing of these wells is ongoing.

PRODUCTION

Average production in Canada during the first quarter of 2007 was 4,104 bbls/d of oil and NGL’s and 47.7 mmcf/d of natural gas compared to 4,159 bbls/d of oil and NGL’s and 40.6 mmcf/d of natural gas in the first quarter of 2006. First quarter total production of 12,054 boe/d was 12% higher than fourth quarter 2006 production of 10,745 boe/d.

Production in France averaged 8,055 boe/d in the first quarter of 2007 compared to 5,822 boe/d in the first quarter of 2006 reflecting the acquisition in France which closed in July, 2006. Production volumes were 1,786 boe/d lower than in the fourth quarter of 2006, due to production interruptions and restricted transportation from the Aquitaine Basin as a result of the Ambes terminal incident. Production volumes are anticipated to average between 9,000 and 9,500 boe/d for the balance of 2007.

Production in the Netherlands averaged 4,754 boe/d in the first quarter of 2007 compared to 5,870 boe/d in the same period in 2006. Volumes were slightly lower compared to the 5,091 boe/d produced in the fourth quarter of 2006 due to natural production declines. Vermilion is in the process of negotiating a contract that would minimize production curtailment in the second and third quarters of 2007, which have experienced seasonal curtailments in previous years. If successful, production volumes in the Netherlands during these two quarters would be reduced only by natural declines, notwithstanding the results of the planned drilling program.

Australia production averaged 4,227 boe/d in the first quarter of 2007, compared to 3,630 boe/d during the first quarter of 2006. Production was curtailed in March, 2007 as a result of three cyclones, each which necessitated the evacuation and shut down of the platform. Production in the first quarter of 2006 was more severely impacted by cyclone activity. Current production volumes of approximately 4,500 boe/d should be sustainable, depending on the success of the Wandoo B5 and B9 workovers. A short platform shutdown is scheduled for late in the second quarter to complete the second phase of the Wandoo B platform facility expansion.

Production
	Three Months Ended March 31, 2007				Three Months Ended March 31, 2006
	Oil & NGLs	Natural Gas	Total		Oil & NGLs		Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d	)%	(bbls/d	)	(mmcf/d)	(boe/d	)%
Vermilion Energy Trust
Canada	4,104	47.70	12,054	41	4,159		40.56	10,919	42
France	7,890	0.99	8,055	28	5,580		1.45	5,822	22
Netherlands	84	28.02	4,754	16	13		35.14	5,870	22
Australia	4,227	-	4,227	15	3,630		-	3,630	14
Total	16,305	76.71	29,090	100	13,382		77.15	26,241	100

CAPITAL EXPENDITURES

Drilling and development capital spending for the first three months totalled $39.8 million compared to $36.1 million spent in the first three months of 2006.

($000’s)
	Three Months Ended
	March 31, 2007	March 31, 2006
Land	$500	$502
Seismic	335	389
Drilling and completion	15,996	20,223
Production equipment and facilities	13,304	9,938
Recompletions	5,635	1,763
Other	3,984	3,325
	39,754	36,140
Acquisitions	126	4,210
Total	$39,880	$40,350

FINANCIAL REVIEW

The Trust generated funds from operations of $75.9 million ($1.06 per unit) in the first quarter of 2007, compared to $89.6 million ($1.27 per unit) in the fourth quarter of 2006. While quarter-over-quarter production volumes and operating netbacks were relatively stable, the $14.1 million allocation for current taxes in the first quarter was $13.3 million higher than current taxes recorded in the fourth quarter, accounting for most of the difference in funds from operations.

The Trust’s distributions in the first quarter totalled $33.2 million ($0.51 per unit) for a payout ratio of 44% before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $7.7 million of cash to the Trust as unitholders reinvested their monthly distributions in additional units. The Trust’s distribution reinvestment plan (“DRIP”) presents unitholders with an opportunity to reinvest distributions in Vermilion units. Registered unitholders participating in the DRIP receive Trust units equal to 105% of the cash distributions based on a weighted average market price. After accounting for the DRIP, the resulting net distribution payout ratio in the first quarter of 2007 was 34%. Vermilion reduced net debt in the quarter by $9.1 million to $345.7 million, equivalent to 1.1 times annualized cash flow for the period.

Average Benchmark Prices	Three Months Ended
	March 31, 2007	March 31, 2006
AECO ($CDN/mcf)	$7.40	$7.55
WTI ($US/bbl)	$58.27	$63.47
Foreign exchange rate ($US/$CDN)	$0.85	$0.87
NIP 2006 Netherlands (Euro/GJ)	$5.55	$5.99
TAPIS Australia ($US/bbl)	$63.23	$65.27

REVENUE

Total revenues for the first quarter of 2007 were $148.8 million compared to $147.3 million for the first quarter of 2006. Vermilion’s combined crude oil & NGL price was $64.84 per bbl for the first quarter of 2007, a decrease of 12% over the $73.93 per bbl reported for the first quarter of 2006. The natural gas price realized in the first quarter of 2007 was $7.77 per mcf compared to $8.39 per mcf realized a year ago, a 7% decrease year-over-year. While production increased compared to the first quarter of 2006 due to the acquisition of the French assets, commodity prices were lower, resulting in similar revenues year over year.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Crude oil and NGL’s	$95,155	$89,043
Per boe	$64.84	$73.93
Natural gas	53,653	58,243
Per mcf	$7.77	$8.39
Petroleum and natural gas revenue	$148,808	$147,286

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at March 31, 2007:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Q2 - Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q2 - Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q2 - Q3 2007	US$0.50/bbl	500	$63.75 - $76.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q2 2007	$0.35/GJ	2,500	$6.50 - $7.85
Q2 2007	$0.25/GJ	2,500	$6.25 - $7.96
April - October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Q3 2007	$0.25/GJ	2,500	$7.00 - $9.50

The impact of Vermilion’s economic hedging program increased cash netbacks by $0.31 per boe for the quarter. The dip in commodity prices in the first quarter meant some of Vermilion’s collars were in the money for that period. This compares to a hedging cost of $0.04 in the first three months of 2006 when commodity prices were higher.

ROYALTIES

Total royalties decreased to $6.76 per boe or 12% of sales in the first quarter of 2007, compared with $10.02 per boe or 16% of sales in the first quarter of 2006. In Australia, royalties are reduced by capital reinvestment in the country. For 2007, Vermilion’s capital program in Australia was active resulting in the Trust paying royalties at a much reduced rate over 2006 when the capital program was minimal. Also contributing to the decrease is the impact of lower gas prices in Canada. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes therefore royalties were basically unchanged on a boe basis in France. Production in the Netherlands is not subject to royalty.

($000’s except per BOE)	Three Months Ended
	March 31, 2007	March 31, 2006
Crude oil & NGL’s	$10,878	$16,398
Per boe	$7.41	$13.61
Natural gas	6,822	7,270
Per mcf	$0.99	$1.05
Combined	$17,700	$23,668
Per boe	$6.76	$10.02

OPERATING COSTS

Operating costs increased to $10.40 per boe in 2007 from $8.62 per boe in the first quarter of 2006. Cost of operations in Australia are up significantly due to increased labour costs and unplanned diesel purchases for gas lift purposes. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. In France, operating costs are up slightly due to the higher cost assets associated with the acquisition of Vermilion Emeraude Rep SAS. In the Netherlands, operating costs are up slightly due primarily to unplanned plant maintenance. As costs in the Netherlands and France are paid in Euros, the strengthening of the Euro compared to the Canadian dollar has increased operating costs in those jurisdictions.

($000’s except per BOE)	Three Months Ended
	March 31, 2007	March 31, 2006
Crude oil & NGL’s	$16,502	$10,837
Per boe	$11.24	$9.00
Natural gas	10,739	9,516
Per mcf	$1.56	$1.37
Combined	$27,241	$20,353
Per boe	$10.40	$8.62

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up normally of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambes terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

France has experienced increased transportation costs as a result of the oil spill at Ambes terminal as Vermilion is currently transporting production to port by truck. This quarter the costs have been offset by a one-time insurance recovery of one million euros. Transportation costs are expected to increase over current quarter levels through the rest of the year.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Transportation	$4,135	$2,457
Per boe	$1.58	$1.04

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the first quarter of 2007 increased to $2.15 per boe from $1.29 per boe in the first quarter of 2006. The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs and increased regulatory compliance costs year over year. This fact, coupled with slightly lower than budgeted production, contributes to the higher cost per boe. General and administration are expected to decline on a per unit basis through 2007.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
General and administration	$5,640	$3,038
Per boe	$2.15	$1.29

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.06 per boe was recorded in the first quarter of 2007 and in the first quarter of 2006. This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Award Plan, which provides for cash payments based on the fair market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement. Expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Unit compensation expense	$5,392	$4,861
Per boe	$2.06	$2.06

INTEREST EXPENSE

Interest expense increased to $1.76 per boe for the first quarter of 2007 from $0.99 per boe for the corresponding period in 2006. Debt levels are higher in 2007 primarily stemming from the acquisition of Vermilion Emeraude Rep SAS in July of 2006. The Trust’s interest rates have remained steady over the year.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Interest	$4,613	$2,345
Per boe	$1.76	$0.99

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $17.44 per boe in the first quarter of 2007 from $14.89 per boe in the first quarter of 2006. The increase is due mainly to the increase of finding and development costs in Canada and France and the increase in the asset retirement obligation resulting primarily from the France acquisition.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Depletion, depreciation and accretion	$45,664	$35,162
Per boe	$17.44	$14.89

TAXES

The Trust’s current tax provision has decreased to $5.37 per boe in the first quarter of 2007 from $5.66 per boe in the first quarter of 2006 with the slight decrease due primarily to the decrease in commodity prices year over year. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On October 31, 2006, the Canadian federal government announced plans to introduce a tax on publicly traded income trusts. The proposed changes, assuming they are enacted, would not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then. The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006. For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

The overall impact on Vermilion of the proposed change will not be determinable at least until the final legislation is enacted. Our interpretation of the existing proposal suggests that Vermilion may be able to mitigate the contemplated distribution tax. Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada. We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the proposed distribution tax on that portion of distributions made up of this dividend income. In addition, Vermilion has increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred. The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules. Under the proposed legislation commencing in 2011, that portion of the distribution that represents a return of capital will not attract the distribution tax.

The foregoing discussion on the proposed legislation is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive. The impact of the recent proposals on Vermilion will not be known, however, until the government has enacted final legislation.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Current taxes	$14,068	$13,355
Per boe	$5.37	$5.66

FOREIGN EXCHANGE

A foreign exchange loss of $0.20 per boe was recorded for the first quarter of 2007 compared with a gain of $0.94 per boe in the first quarter of 2006. Currency movement in the first quarter of 2007 was fairly neutral resulting in a small loss.

($000’s except per BOE)
	Three Months Ended
	March 31, 2007	March 31, 2006
Foreign exchange loss (gain)	$514	$(2,214)
Per boe	$0.20	$(0.94)

EARNINGS

Net earnings in the first quarter of 2007 decreased to $31.3 million or $0.48 per unit from $40.9 million or $0.65 per unit in 2006. The decrease in earnings is due mainly to the decreased commodity prices realized in the period as well as the increase in DD&A costs realized as a result of the French acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on March 31, 2007 was $345.7 million. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. This $500 million facility is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and/or its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At March 31, 2007, Vermilion had recorded an asset retirement obligation of $129.4 million for future abandonment and reclamation of its properties compared to $127.5 million as at December 31, 2006. The increase is due mostly to accretion expense.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $33.2 million compared to $32.3 million for the same period in 2006. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 50 continuous months of distributions at this level. The Trust defines distributable income as funds from operations. For the first quarter of 2007, the Trust has paid out 44% of its distributable income (39% in the first quarter of 2006).

Since inception, the Trust has paid out $511.6 million in distributions to unitholders as compared to unitholders capital of $343.4 million.

UNITHOLDERS’ EQUITY

During the quarter, approximately 0.9 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the quarter by $11.7 million as a result of the issuance of those units and $10.7 million as a result of contributed surplus transfer related to unit based compensation plans. This increase in equity was offset by cash distributions of $33.2 million in the first quarter.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2007 net income represents the net income attributable to the exchangeable shareholders for the quarter. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at March 31, 2007 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.49084 whereby 6.6 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments - Presentation and Disclosure”; and Section 3865, “Hedges”. These standards require that entities categorize financial instruments and measure certain financial instruments at fair value. In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost. Gains and losses associated with these securities are reflected in net earnings in the period in which they arise. Transaction costs and discounts related to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortizied using the straight-line method over the term of the debt. Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet. The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings. As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards. The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2007.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

NETBACKS (6:1)
				Three Months Ended
	Three Months Ended March 31, 2007			March 31, 2006
	Oil & NGLs	Natural Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Trust Financial Information
Canada
Price	$64.41	$7.50	$51.59	$57.19
Realized hedging	(0.02)	(0.03)	(0.14)	0.12
Royalties	(11.77)	(1.58)	(10.27)	(12.00)
Transportation	(1.04)	(0.08)	(0.69)	(0.80)
Lifting costs	(12.17)	(1.25)	(9.07)	(8.72)
Operating netback	$39.41	$4.56	$31.42	$35.79
France
Price	$63.38	$7.52	$63.00	$74.29
Realized hedging	1.34	-	1.31	(0.42)
Royalties	(5.04)	(0.27)	(4.97)	(5.40)
Transportation	(4.77)	-	(4.67)	(3.19)
Lifting costs	(9.00)	(3.29)	(9.22)	(6.80)
Operating netback	$45.91	$3.96	$45.45	$58.48
Netherlands
Price	$70.84	$8.25	$49.86	$48.34
Lifting costs	-	(2.02)	(11.91)	(9.37)
Operating netback	$70.84	$6.23	$37.95	$38.97
Australia
Price	$67.87	$-	$67.87	$81.48
Royalties	(7.77)	-	(7.77)	(27.69)
Transportation	-	-	-	-
Lifting costs	(14.76)	-	(14.76)	(9.99)
Operating netback	$45.34	$-	$45.34	$43.80
Total Trust
Price	$64.84	$7.77	$56.83	$62.37
Realized hedging	0.65	(0.02)	0.31	(0.04)
Royalties	(7.41)	(0.99)	(6.76)	(10.02)
Transportation	(2.57)	(0.05)	(1.58)	(1.04)
Lifting costs	(11.24)	(1.56)	(10.40)	(8.62)
Operating netback	$44.27	$5.15	$38.40	$42.65
General and administration			(2.15)	(1.29)
Interest			(1.76)	(0.99)
Foreign exchange			(0.11)	0.29
Current taxes			(5.37)	(5.66)
Cash flow netback			$29.01	$35.00
Depletion, depreciation and accretion			(17.44)	(14.89)
Future income taxes			4.26	0.90
Other income			0.24	-
Foreign exchange			(0.09)	0.65
Non-controlling interest - exchangeable shares			(1.21)	(1.55)
Equity in affiliate			(0.02)	0.01
Unrealized loss on derivative instruments			(0.72)	(0.76)
Fair value of stock compensation			(2.06)	(2.06)
Earnings netback			$11.97	$17.30

The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000's unaudited)
	March 31,	December 31,
	2007	2006
Assets
Current
Cash and cash equivalents	$74,177	$26,950
Accounts receivable	111,936	120,573
Crude oil inventory	6,728	4,898
Derivative instruments (Note 10)	211	1,624
Prepaid expenses and other	9,038	13,473
	202,090	167,518
Derivative instruments (Note 10)	5,122	4,656
Long-term investments (Notes 2 and 13)	31,715	27,152
Goodwill	19,840	19,840
Reclamation fund (Notes 2 and 4)	59,861	56,357
Capital assets	1,184,294	1,187,316
	$1,502,922	$1,462,839
Liabilities
Current
Accounts payable and accrued liabilities	$133,481	$139,672
Distributions payable to unitholders	11,150	11,000
Derivative instruments (Note 10)	931	-
Income taxes payable	21,400	13,419
	166,962	164,091
Long-term debt (Note 5)	380,871	358,236
Asset retirement obligation (Note 4)	129,440	127,494
Future income taxes (Note 2)	215,265	224,631
	892,538	874,452
Non-controlling interest - exchangeable shares (Note 7)	54,942	51,780
Unitholders’ Equity
Unitholders’ capital (Note 6)	343,439	321,035
Contributed surplus (Note 6)	24,551	30,513
Retained earnings	187,452	185,059
	555,442	536,607
	$1,502,922	$1,462,839

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006
Revenue:
Petroleum and natural gas revenue	$148,808	$147,286
Royalties	17,700	23,668
	131,108	123,618
Expenses and other income:
Production	27,241	20,353
Transportation	4,135	2,457
Unit compensation (Note 8)	5,392	4,861
Loss on derivative instruments (Note 10)	1,063	1,884
Interest	4,613	2,345
General and administration (Note 8)	5,640	3,038
Foreign exchange loss (gain)	514	(2,214)
Other income	(638)	-
Depletion, depreciation and accretion	45,664	35,162
	93,624	67,886
Earnings before income taxes and other items	37,484	55,732
Income taxes (recovery):
Future	(11,163)	(2,128)
Current	14,068	13,355
	2,905	11,227
Other items:
Non-controlling interest - exchangeable shares (Note 7)	3,179	3,657
Equity in loss (gain) of affiliate	53	(30)
	3,232	3,627
Net earnings and comprehensive income	31,347	40,878
Retained earnings, beginning of period	185,059	168,774
Cumulative effect of adoption of new accounting standards (Note 2)	5,765	-
Distributions paid or declared	(33,207)	(32,269)
Unit-settled distributions on vested unit based awards (Note 6)	(1,512)	-
Retained earnings, end of period	$187,452	$177,383
Net earnings per trust unit (Note 9):
Basic	$0.48	$0.65
Diluted	$0.47	$0.62
Weighted average trust units outstanding (Note 9):
Basic	65,037,578	63,226,725
Diluted	74,225,567	71,290,864

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$31,347	$40,878
Items not affecting cash:
Depletion, depreciation and accretion	45,664	35,162
Change in unrealized gains and losses and amounts accrued relating to derivative contracts	1,878	1,789
Unit compensation	5,392	4,861
Equity in loss (gain) of affiliate	53	(30)
Unrealized foreign exchange loss (gain)	226	(1,537)
Non-controlling interest - exchangeable shares	3,179	3,657
Unrealized investment income	(638)	-
Future income taxes	(11,163)	(2,128)
Funds from operations	75,938	82,652
Asset retirement costs incurred	(836)	(361)
Changes in non-cash operating working capital	14,134	22,116
	89,236	104,407
Investing
Drilling and development of petroleum and natural gas properties	(39,754)	(36,140)
Acquisition of petroleum and natural gas properties	(126)	(4,210)
Contributions to reclamation fund	-	(929)
Changes in non-cash investing working capital	(3,663)	5,486
	(43,543)	(35,793)
Financing
Issue of trust units for cash, net of unit issue costs	1,734	7,123
Cash distributions	(33,058)	(32,056)
Increase (decrease) in long-term debt	25,219	(3,412)
Issue of trust units pursuant to distribution reinvestment plan	7,734	5,199
Changes in non-cash financing working capital	(136)	533
	1,493	(22,613)
Foreign exchange gain on cash held in foreign currencies	41	1,237
Net change in cash and cash equivalents	47,227	47,238
Cash and cash equivalents, beginning of period	26,950	42,777
Cash and cash equivalents, end of period	$74,177	$90,015
Supplementary information - cash payments
Interest paid	$5,001	$2,823
Income taxes paid	$6,087	$1,274

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007 and 2006, unaudited
(000’s except unit and per unit amounts)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2006 except as disclosed in Note 2 below. The interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006 included in the Trust’s 2006 Annual Report.

2. NEW ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments - Presentation and Disclosure”; and Section 3865, “Hedges”. These standards require that entities categorize financial instruments and measure certain financial instruments at fair value. In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost. Gains and losses associated with these securities are reflected in net earnings in the period in which they arise. Transaction costs and discounts related to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortizied using the straight-line method over the term of the debt. Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet. The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings. As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards. The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

3. INVESTMENTS AND ACQUISITIONS

Esso Rep Acquisition

On July 10, 2006, the Trust, through its France subsidiary, acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation.  On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party.  As no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between these two events, the acquisition has been accounted for using the purchase method of accounting with the allocation of the purchase price determined as at July 10, 2006.  Results of operations are included in the consolidated results from that date.  The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million.  Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS.  The purchase price allocation was determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

4.  ASSET RETIREMENT OBLIGATION

The total asset retirement obligation was determined by management based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $129.4 million as at March 31, 2007 (December 31, 2006 - $127.5 million) based on a total undiscounted future liability of $367.5 million (December 31, 2006 - $367.1 million) before inflation adjustment. These payments are expected to be made over the next 47 years with most arising within the next 25 to 30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	March 31, 2007	December 31, 2006
Carrying amount, beginning of period	$127,494	$70,214
Increase in liabilities in the period	80	21,297
Disposition of liabilities in the period	(836)	(4,217)
Change in estimate	-	24,946
Accretion expense	2,630	7,380
Foreign exchange	72	7,874
Carrying amount, end of period	$129,440	$127,494

The Trust has established a reclamation fund for the future payment of its estimated asset retirement obligations.

5. LONG-TERM DEBT

As at March 31, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $500 million. The revolving period under the term loan is expected to expire in July 2007 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

6. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	609,907	18,811
Issued on conversion of exchangeable shares	225,132	7,430
Transfer from contributed surplus for unit based awards	-	8,436
Trust units issued for bonus plan	14,400	429
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,350,541	11,116
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	253,003	$7,734
Issued on conversion of exchangeable shares	2,127	70
Transfer from contributed surplus for unit based awards	-	10,659
Trust units issued for bonus plan	23,039	695
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	561,153	1,734
Unit-settled distributions on vested unit based compensation awards	41,905	1,512
Balance as at March 31, 2007	65,589,421	$343,439

	March 31, 2007	December 31, 2006
Contributed Surplus
Opening balance	$30,513	$14,566
Unit compensation expense (excluding bonus plan)	4,697	24,383
Transfer to unitholders’ capital for unit based awards	(10,659)	(8,436)
Ending balance	$24,551	$30,513

7. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	March 31, 2007	December 31, 2006
Exchangeable Shares
Opening number of exchangeable shares	4,458,919	4,619,335
Exchanged for trust units	(1,435)	(160,416)
Ending balance	4,457,484	4,458,919
Ending exchange ratio	1.49084	1.46741
Trust units issuable upon conversion	6,645,395	6,543,062

Following is a summary of the non-controlling interest:

	March 31, 2007	December 31, 2006
Non-controlling interest, beginning of period	$51,780	$38,760
Reduction of book value for conversion to trust units	(17)	(1,897)
Current period net earnings attributable to non-controlling interest	3,179	14,917
Non-controlling interest, end of period	$54,942	$51,780

8. UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s unit rights:
	Number of Unit Rights	Weighted Average Exercise Price
Balance December 31, 2006	2,244,258	$14.12
Granted	-	-
Cancelled	(2,400)	23.60
Exercised	(175,617)	15.75
Balance March 31, 2007	2,066,241	$13.97

A summary of the plan as at March 31, 2007 is as follows:

Range of Exercise Price At Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right (Years)	Number of Rights Exercisable
$11.45	$2.95	1,216,625	0.83	1,216,625
$11.46 - $15.00	$3.13 - $6.67	116,400	1.14	116,400
$15.01 - $19.56	$8.38 - $12.93	733,216	2.43	394,783

During the period, $0.5 million of the fair value had been recorded as compensation expense related to unit rights (first quarter 2006 - $0.7 million).

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance December 31, 2006	967,800
Granted	357,880
Vested	(192,775)
Cancelled	(17,475)
Balance March 31, 2007	1,115,430

A compensation expense of $4.2 million has been recorded for the three months ended March 31, 2007 (2006 - $4.2 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

In September 2006, the Board of Directors approved for certain employees not eligible to participate in the Award Plan, a new long-term incentive plan which provides for cash payments based on the market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $0.2 million has been recorded as general and administration expense during the period ended March 31, 2007 (2006 - nil).

9. PER UNIT AMOUNTS

The number of units used to calculate diluted earnings per unit for the period ended March 31, 2007 of 74.2 million (2006 - 71.3 million) includes the weighted-average number of units outstanding of 65.0 million (2006 - 63.2 million) plus 2.6 million (2006 - 1.8 million) units related to the dilutive impact of the unit rights incentive and trust unit award plans and 6.6 million for outstanding exchangeable shares at the period end exchange ratio (2006 - 6.3 million).

The determination of diluted net earnings per unit was not affected by unit rights that would be anti-dilutive as the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest-exchangeable shares is added back to net earnings from operations in calculating dilutive per unit amounts.

The following table shows the effect of dilutive securities on the weighted average trust units outstanding:

	March 31, 2007	March 31, 2006
Basic
Net earnings per unit	$0.48	$0.65
Weighted-average number of units outstanding (thousands)	65,037,578	63,226,725
Diluted
Net earnings per unit	$0.47	$0.62
Weighted-average number of units outstanding (thousands)	74,225,567	71,290,864

10. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Q2 - Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q2 - Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q2 - Q3 2007	US$0.50/bbl	500	$63.75 - $76.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q2 2007	$0.35/GJ	2,500	$6.50 - $7.85
Q2 2007	$0.25/GJ	2,500	$6.25 - $7.96
April - October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Q3 2007	$0.25/GJ	2,500	$7.00 - $9.50

The fair value of derivative instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

	March 31, 2007	March 31, 2006
Fair value of contracts, beginning of period	$6,280	$783
Opening unrealized (gain) loss on contracts settled during the period	(599)	(249)
Realized gain (loss) on contracts settled during the period	815	(95)
Unrealized (loss) during the period on contracts outstanding at the end of the period	(1,279)	(1,540)
Net payment to (receipt from) counterparties under contract settlements during the period	(815)	95
Fair value of contracts, end of period	$4,402	$(1,006)
Comprised of:
Current derivative asset	$211	$603
Current derivative liability	(931)	(1,609)
Non-current derivative asset	5,122	-
	$4,402	$(1,006)

The loss on derivative instruments for the periods is comprised of the following:

	March 31, 2007	March 31, 2006
Realized (gain) loss on contracts settled during the period	$(815)	$95
Opening unrealized gain on contracts settled during the period	599	249
Unrealized loss during the period on contracts outstanding at the end of the period	1,279	1,540
Loss on derivative instruments for the period	$1,063	$1,884

Pursuant to an acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision. The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

11.  SEGMENTED INFORMATION

	March 31, 2007	March 31, 2006
Petroleum and natural gas revenues
Canada	$55,972	$56,200
France	45,680	38,925
Netherlands	21,335	25,539
Australia	25,821	26,622
	$148,808	$147,286
Net earnings
Canada	$2,615	$2,157
France	13,445	18,399
Netherlands	5,515	9,865
Australia	9,772	10,457
	$31,347	$40,878
Funds from operations
Canada	$25,948	$30,464
France	24,923	25,923
Netherlands	11,942	14,985
Australia	13,125	11,280
	$75,938	$82,652
Capital expenditures
Canada	$21,669	$22,639
France	11,110	16,526
Netherlands	1,022	495
Australia	6,079	690
	$39,880	$40,350

	March 31, 2007	December 31, 2006
Identifiable assets
Canada	$627,038	$627,147
France	566,628	542,074
Netherlands	155,879	148,710
Australia	153,377	144,908
	$1,502,922	$1,462,839

12. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, investment in debt securities, accounts payable and accrued liabilities, and long-term debt approximated their fair values as at March 31, 2007 and December 31, 2006. The fair values of derivative instruments and marketable securities are determined by reference to published prices in active markets.

Derivative instruments and equity securities held by Vermilion have been classified as held-for-trading for accounting purposes. Accordingly, gains and losses are reflected in net income in the period in which they arise. Gains and losses associated with the Trust’s investments in equity securities are included in other income on the consolidated statement of earnings.

13. LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments:

	March 31, 2007	December 31, 2006
Portfolio investments, at fair value	$5,111	$-
Portfolio investments, at cost (fair value 2006 - $5.2 million)	-	496
Investment in Verenex Energy Inc. equity method (fair value - $185.5 million, 2006 - $109.6 million)	26,604	26,656
	$31,715	$27,152

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535, “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed. Section 3862, “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position.

All three Sections are effective for fiscal years beginning on or after October 1, 2007. The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 698-8827; Fax: (403) 264-6306; IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com